Exhibit 99.3

November 19, 2021

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Quebec Autorité des marchés financiers

New Brunswick Financial and Consumer Services Commission

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Prince Edward Island

Office of the Superintendent of Securities, Newfoundland and Labrador

Office of the Superintendent of Securities Northwest Territories

Office of the Yukon Superintendent of Securities

Nunavut Securities Office

Dear Sirs:

Re:	Hut 8 Mining Corp. (the “Company”)
Notice Pursuant to National Instrument 51-102 - Change of Auditor

As required by the National Instrument 51-102 and in connection with our resignation as auditor of the Company, we have reviewed the information contained in the Company's Notice of Change of Auditor, dated November 30, 2021 and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Yours very truly,

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS